UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

QUANTA, INC.

(Exact name of Registrant as specified in its charter)

Nevada	000-56025	81-2749032
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3606 W. Magnolia Blvd.

Burbank, CA 91505

(Address of principal executive offices)

818-659-8052

(Registrant’s telephone number including area code)

QUANTA, INC.

3606 W. Magnolia Blvd.

Burbank, CA 91505

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

December 29, 2020

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Quanta, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF QUANTA, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Phil Sands, President, Quanta, Inc., 3606 W. Magnolia Blvd. Burbank, CA 91505, Telephone: 818-659-8052.

By Order of the Board of Directors,

/s/ Phil Sands
Phil Sands
President and Director

Burbank, California

December 29, 2020

INTRODUCTION

This Information Statement is being mailed to holders of record as of December 20, 2020 (the “Record Date”) of shares of common stock of Quanta, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with the Company’s acquisition of 51% of Medolife Rx, Inc., a Wyoming corporation, (“Medolife Rx”). This Information Statement is being mailed on or about December 29, 2020 to all holders of record as of the Record Date.

Per the terms of the December 21, 2020 Securities Exchange Agreement with Medolife Rx, the Company shall acquire 51% of Medolife Rx in exchange for 9,000 shares of newly created Series B Convertible Preferred Stock, which, once issued to certain Medolife Rx designees upon closing, shall be convertible into fifty-four percent (54%) of the issued and outstanding shares of the Company’s common stock on a fully converted basis. Each share of Series B Preferred Stock shall be convertible into 6,750 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series B Preferred Stock; provided that, for a period of twenty for (24) months from the Issuance Date, if the Company issues shares of common stock, including common stock as the result of the purchase, exercise or conversion of outstanding derivative or convertible securities (or securities, including any derivative securities, containing the right to purchase, exercise or convert into shares of common stock) (the “Dilution Shares”) such that the outstanding number of shares of common stock on a fully diluted basis shall be greater than one hundred twelve million five hundred thousand (112,500,000) shares (inclusive of conversions of Series B Preferred Stock at the Conversion Ratio immediately above), then the Conversion Ratio for the Series B Preferred Stock then outstanding and unconverted as of the date the Dilution Shares are issued shall be adjusted to equal the Conversion Ratio multiplied by a fraction, the numerator of which shall be the number of shares outstanding on a fully diluted basis after the issuance of the Dilution Shares, and the denominator shall be one hundred twelve million five hundred thousand (112,500,000). Each holder of the Series B Preferred Stock shall have the right to vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on an as-converted basis, either by written consent or by proxy.

In connection with the entry into the December 21, 2020 Securities Exchange Agreement with Medolife Rx, the Company shall also issue 1,000 shares of newly created Series C Convertible Preferred Stock, which, once issued to certain Medolife Rx designees upon closing, shall have a par value of $0.00001 per share and a stated value of $100 per share (the “Stated Value”) and each Series C Preferred Share shall be convertible into 6,750 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series C Preferred Stock; provided that, for a period of twenty for (24) months from the Issuance Date, if the Company issues shares of common stock, including common stock as the result of the purchase, exercise or conversion of outstanding derivative or convertible securities (or securities, including any derivative securities, containing the right to purchase, exercise or convert into shares of common stock) (the “Dilution Shares”) such that the outstanding number of shares of common stock on a fully diluted basis shall be greater than one hundred twelve million five hundred hundred thousand (112,500,000) shares (inclusive of conversions of Series C Preferred Stock at the Conversion Ratio immediately above), then the Conversion Ratio for the Series C Preferred Stock then outstanding and unconverted as of the date the Dilution Shares are issued shall be adjusted to equal the Conversion Ratio multiplied by a fraction, the numerator of which shall be the number of shares outstanding on a fully diluted basis after the issuance of the Dilution Shares, and the denominator shall be one hundred twelve million five hundred thousand (112,500,000). Subject to the beneficial ownership limitations of 9.99%, set forth in Section 5 (b) of the attached Series C Convertible Preferred Stock Certificate of Designation, each holder of the Series C Preferred Stock shall have the right to vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on an as converted basis, either by written consent or by proxy.

In connection with the Company’s Acquisition of 51% of Medolife Rx, on December 21, 2020, Arthur G. Mikaelian, Ph.D was appointed as a member of the Board of Directors of Quanta, Inc. Dr. Mikaelian joins Phil Sands on our Board, and Mr. Sands continues to serve as the Company’s President and Director. On December 21, 2020, Dr. Mikaelian was also appointed to serve as the Company’s Chief Executive Officer, a role which he will assume following ten days after the mailing of this Information Statement to the Company shareholders. Until that time, Phil Sands shall also continue to serve as CEO of Quanta, Inc., in addition to his roles as President and Director. Pursuant to Dr. Mikaelian’s appointment, our current Chief Executive Officer, Phil Sands, has submitted his resignation letter as CEO to the Board of Directors, which likewise does not take effect until ten days following the mailing of this Information Statement. Following the acceptance of Mr. Sands’ resignation as our CEO, he will continue to serve as President and Director of Quanta, Inc.

Dr. Arthur Mikaelian, a pioneer of polarization technology, has been awarded U.S. Patent 8,097,284 B2 as it pertains to Polarized Scorpion Venom solution and the method for making it. Dr. Mikaelian’s technical education began at the 2nd Medical Institute of Moscow and continued at the Vernadsky University of Biosphere Knowledge in Moscow, where he earned his doctorate in Biological Psychology; he then went on to complete his post-doctorate work at Vernadsky. He also earned an MBA from the University of Bologna in Italy. You can find more about Medolife Rx at: http://medolife.com/

Finally, in connection with its Acquisition of 51% of Medolife Rx, on December 21, 2020, the Board of Directors approved the creation and issuance of Series B Preferred and Series C Preferred shares by Unanimous Written Consent. On December 21, 2020, the Board Received the Majority Shareholder’s Consent from Phil Sands, holder of 2,500,000 shares of our Series A Preferred Stock, approving the creation and issuance of Series B Preferred and Series C Preferred Stock. A copy of the proposed Nevada Certificates of Designation are attached as exhibits hereto.

At the effective time of the Acquisition of 51% of Medolife Rx (the “Effective Time” or the “Closing”), Medolife Rx designees will own both Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock. The Acquisition of 51% of Medolife Rx will become effective upon the Closing Date, currently anticipated to occur on or about ten days from the date this Information Statement is being mailed.

The foregoing descriptions of the Securities Exchange Agreement does not purport to be complete and are qualified in their entirety by the terms of the actual Securities Exchange Agreement, which was filed as an exhibit to a Current Report on Form 8-K on December 22, 2020.

No action is required by our stockholders in connection with this Information statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about December 29, 2020.

Please read this Information Statement carefully. It describes the terms of the Acquisition of 51% of Medolife Rx and contains certain biographical and other information concerning our executive officers and directors after completion of the Acquisition of 51% of Medolife Rx. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

MAJORITY OF VOTING SECURITIES APPROVED ACQUISITION OF 51% OF MEDOLIFE RX

The Acquisition of 51% of Medolife Rx was approved on December 21, 2020, by Phil Sands, the holder of all 2,500,000 shares of our Series A Preferred Stock, which gives Mr. Sands voting power equal to 51% of the total votes of all of the outstanding common and preferred stock of the Company entitled to vote.[1][2]

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Series A Preferred Stock	Phil Sands	2,500,000	100%

[1] On April 14, 2020, the Company filed a Certificate of Designation for the Company’s Series A Preferred Stock with the Secretary of State of Nevada designating 2,500,000 shares of its authorized preferred stock as Series A Preferred Stock, par value of $0.001 per share. The Series A Preferred Stock is not entitled to receive any dividends or liquidation preference and are not convertible into shares of the Company’s common stock. The holders of the Series A Preferred Stock, in the aggregate, have voting power equal to 51% of the total votes of all of the outstanding common and preferred stock of the Company entitled to vote. Accordingly, each share of Series A Preferred Stock shall have voting rights equal to one and one-tenth (1.1) times a fraction, the numerator of which is the shares of outstanding common stock and undesignated preferred stock of the Company and the denominator of which is number of shares of outstanding Series A Preferred Stock. With respect to all matters upon which stockholders are entitled to vote or give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote with the holders of the common stock and any outstanding preferred stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Company’s Articles of Incorporation. Our former Chairman, Chief Executive Officer and Chief Financial Officer, Eric Rice, was issued all 2,500,000 shares of the Series A Preferred Stock, giving him effective voting control over the Company’s affairs.

[2] On November 16, 2020, Eric Rice entered into a Control Block Transfer Agreement whereby he transferred his 2,500,000 shares of Series A Preferred Stock to Phil Sands.

CHANGE OF CONTROL

Pursuant to the terms of the Acquisition of 51% of Medolife Rx, upon the closing of the Acquisition of 51% of Medolife Rx, which will occur ten days following the mailing of this Information Statement to our Shareholders, Phil Sands will resign from his position as Chief Executive Officer with the Company, and Dr. Arthur Mikaelian will be appointed as Chief Executive Officer in his place. Phil Sands will continue to serve as our President and Director. Mr. Sands will continue to hold majority voting control of our issued and outstanding capital stock by virtue of his ownership of 2,500,000 shares of our Series A Super Voting Preferred Stock, which by its terms grants him 51% of the total votes of all outstanding shares of Common Stock and Preferred Stock of the Company entitled to vote, and Medolife Rx designees will hold the newly created Series B and Series C Convertible Preferred Stock.

Because of the change in the composition of the Board and the issuance of securities contemplated by the Acquisition of 51% of Medolife Rx, there will be a change-of-control of the Company on the date the Acquisition of 51% of Medolife Rx is completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Acquisition of 51% of Medolife Rx. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Phil Sands prior to the date the new directors take office.

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers currently and upon completion of the Acquisition of 51% of Medolife Rx:

Name	Age	Position
Phil Sands	59	Chief Executive Officer, President, Secretary, Treasurer and Director.
Arthur Mikaelian	58	Newly Appointed Director as of December 21, 2020, Future Chief Executive Officer, who will assume the positions of CEO to be effective after at least 10 days following the mailing of this Information Statement

Phil Sands, Chief Executive Officer, President, Secretary, Treasurer and Director. Mr. Phil Sands brings over 20 plus years of corporate executive experience, business development, project management, investment consultation, and B2B sales experience within Small Business and Corporate America. He has served in diverse companies with positions of Investment Consultant, Business Development Manager, Director of Investor Relations and Principal of small businesses. Mr. Sands has through collaboration worked with investment firms and helped developed strategies for public and private funding offerings, debt debenture offerings, help with Private Placements, balance sheet review and offer investment location consultation, client presentation, coaching, and access to market makers and broker dealers. Has worked with clients from all sectors with diverse back grounds on the OTC markets as well NASDAQ companies. Sectors range from alternative energy, technical, medical, manufacturing and more. Since 2011, Mr. Sands has served as Principal of Cold River Capital Incorporated, providing consulting services to clients seeking capital through private equity and institutional investors. His work with small business owners and Small-Cap companies has helped to raise capital through debt & equity structured funding, acquisition and growth capital. From 2004 to 2011, Mr. Sands served as Principal of Dynamic Business Services. From 2000 to 2004, Mr. Sands served as Principal of Splashmail Incorporated, a software sales company. From 1998 to 2000, Mr. Sands served as Northeast Territory Manager for Avatech Solutions. From 1997 to 1998, Mr. Sands began his career as a Consultant/Northeast Business Development Manager with General Electric Information Technology Systems. Mr. Sands studied Business Administration at Emmanuel College.

Arthur Mikaelian, P.hD, Newly Appointed Director, Future President, CEO and Treasurer and Corporate Secretary to be effective after at least 10 days following the mailing of this Information Statement. Dr. Arthur Mikaelian, a pioneer of polarization technology, has been awarded U.S. Patent 8,097,284 B2 as it pertains to Polarized Scorpion Venom solution and the method for making it. Dr. Mikaelian’s technical education began at the 2nd Medical Institute of Moscow and continued at the Vernadsky University of Biosphere Knowledge in Moscow, where he earned his doctorate in Biological Psychology; he then went on to complete his post-doctorate work at Vernadsky. He also earned an MBA from the University of Bologna in Italy. You can find more about Medolife Rx at: http://medolife.com/

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Significant Employees

As of the date hereof, we have no significant employees other than the named officers above, and we do not anticipate having any significant employees following the Acquisition of 51% of Medolife Rx, other than our named executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

Transactions with Related Persons

On April 14, 2020, we issued to Eric Rice, our former Chairman, Chief Executive Officer and Chief Financial Officer, 2,500,000 shares of a newly created class of preferred stock, Series A Preferred Stock, in a private placement transaction in satisfaction of certain accrued but unpaid compensation in the amount of $120,000 then owed to Mr. Rice. Under the terms of the Control Block Transfer Agreement dated November 16, 2020, the 2,500,000 shares of Series A Preferred Stock were transferred from Eric Rice to Phil Sands.

Except as set forth above, we have not entered into any transactions with our officers, directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of those persons wherein the amount involved in the transaction or a series of similar transactions exceeded the lesser of $120,000 or 1% of the average of our total assets for the last two fiscal years, including the transition period ended December 31, 2018.

The Board appointed Arthur Mikaelian, P.hD as a director on December 21, 2020, and since that time our Board of Directors has consisted of two members, including newly appointed Director, Dr. Mikaelian and Phil Sands, who was previously our Sole Director. See the description of our share ownership below for more information.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

While we do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons, our board of directors reviews all such transactions.

Director Independence

Director Independence

Our securities are not listed on a national securities exchange, NASDAQ, or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NYSE MKT Marketplace Rules.

Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. As a result, our current director, Phil Sands is not considered independent. Upon completion of the Acquisition of 51% of Medolife Rx, our new director, Dr. Mikaelian, will not be considered independent because he will also serve as an officer of our company.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2019, our board of directors did not meet, as it consisted of one member, Eric Rice. Our board conducted all business and approved all corporate actions during the fiscal year ended December 31, 2019 by the unanimous written consent of its members, in the absence of formal board meetings.

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to and do not have any board committees.

The Board performs the functions of the audit committee. The Board does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee, compensation committee or other committee performing similar functions. We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Security Exchange Act of 1934 requires directors, executive officers and 10% or greater shareholders of Quanta to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership of equity securities of the Company (Form 4 and Form 5) and to provide copies of all such Forms as filed to Quanta. Based solely on Quanta’s review of the copies of these forms received by it or representations from certain reporting persons, management believes that SEC beneficial ownership reporting requirements for fiscal 2019 were met.

Code of Ethics

The Company’s Code of Ethics was filed as Exhibit 14.1 to our S-1 Registration Statement originally filed on March 27, 2017 and is incorporated herein by reference.

Board Leadership Structure and Role on Risk Oversight

Phil Sands currently serves as our Current Chief Executive Officer and Chief Financial Officer. Phil Sands was the sole member of our board of directors until the Board appointed Dr. Mikaelian as a director on December 21, 2020. On December 21, 2020, Dr Mikaelian was also appointed to serve as Chief Executive of the Company, which will become effective ten days following the mailing of this Information Statement to our Shareholders, at which time Mr. Sands’ resignation from from the position of CEO will likewise be effective. Following his resignation as CEO, Mr. Sands will continue to serve as our President and Director.

We have no policy requiring the combination or separation of the Principal Executive Officer roles and our governing documents do not mandate a particular structure. Our directors recognize that the leadership structure and the combination or separation of these leadership roles is driven by our needs at any point in time.

Our directors are involved in the general oversight of risks that could affect our business and they will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Other Information

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. Quanta, Inc., 3606 W. Magnolia Blvd., Burbank, CA 91505.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to Quanta, Inc., 3606 W. Magnolia Blvd., Burbank, CA 91505.

Executive Compensation

Management Compensation

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named directors, executive officers and key employees for the fiscal year ended December 31, 2019, the transition period ended December 31, 2018 and the fiscal year ended April 30, 2018:

Name and Principal Position	Period	Base Salary ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Eric Rice	Fiscal Year ended December 31, 2019	103,044	—	—	103,044
Founder, Chairman and Chief	Transition Period ended December 31, 2018	14,500	—	—	14,500
Executive Officer (Principal Executive Officer) (1)	Fiscal Year ended April 30, 2018	—	—	—	—

Jeffrey Doiron	Fiscal Year ended December 31, 2019	93,732	415,672	—	509,404
President (1)	Transition Period ended December 31, 2018	—	—	59,027	59,027
	Fiscal Year ended April 30, 2018	—	—	—	—

Kirk Westwood	Fiscal Year ended December 31, 2019	71,803	566,826	30,293	668,922
Vice President (1)	Transition Period ended December 31, 2018	—	—	87,710	87,710
	Fiscal Year ended April 30, 2018	—	—	—	—

Blake Gillette	Fiscal Year ended December 31, 2019		-	-
	Transition Period ended December 31, 2018	38,332	-	-
	Fiscal Year ended April 30, 2018	25,800	-	-

(1)	Appointed June 6, 2018.

(2)	The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718 by utilizing the Black-Scholes option-pricing model.

Employment Agreements

All Company employees were furloughed in October of 2020 and the Company currently has no active Employment Agreements with current or former officers or directors.

Benefit Plans

There are no arrangements or plans pursuant to which we provide pension, retirement or similar benefits to our directors or executive officers. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to directors or executive officers.

We do not have any contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to any officers or any other persons following, or in connection with, the resignation, retirement or other termination of an officer, or a change in control of us or a change in an officer’s responsibilities following a change in control. We may pay compensation to our officers in the future; however, the amounts and timing of the payments have not been determined.

Stock Options

On December 19, 2019, Jeffrey Doiron and Kirk Westwood were granted options to acquire the company’s common stock. One option was for 1,100,000 shares at an exercise price of $0.23 per share; 550,000 vested immediately and the remaining 550,000 vest ratably over the 24-month period after the date of the grant. One option was for 1,500,000 shares at an exercise price of $0.10 per share; 1,000,000 vested immediately and the remaining 500,000 vest ratably over a 12-month period beginning 12 months after the date of the grant. On May 22, 2020, each of these options was amended to reduce the exercise price to $0.10 per share.

Compensation of Directors

We do not have any standard arrangements pursuant to which directors are compensated for their services as directors. None of our directors has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their services in such capacity. Our board will consider developing such a policy in the future.

Employment Agreements

We have not entered into any employment agreements to date.

Indebtedness of Directors and Officers

None of our directors or officers, and no associates or affiliates of any of them, is indebted to us.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or a committee performing similar functions. All compensation matters are determined by our board of directors. We plan to have a compensation committee when we elect additional independent persons to our board of directors.

Change of Control

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control.

Compensation Committee Interlocks and Insider Participation

As described above, given our size and limited operations, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because we do not have a compensation committee or a committee performing similar functions, we do not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Acquisition of 51% of Medolife Rx

The following table sets forth the ownership of our common stock as of December 20, 2020 by each of our directors and executive officers, by all of our executive officers and directors as a group and by each person known to us to be the beneficial owner of more than 5% of any class of our securities. There were 56,900,978 shares of our common stock issued and outstanding immediately prior to the Acquisition of 51% of Medolife Rx. All persons named have sole voting and investment power with respect to the securities held by them, except as otherwise noted. The number of securities described below includes shares which the beneficial owner has the right to acquire within 60 days of the date of this report.

Class of Stock	Name and Address of beneficial owner (1)	Amount and Nature of Beneficial Ownership	Amount and Nature of beneficial ownership acquirable(2)	Percentage of Class Owned (3)(4)
Series A Preferred Stock	Phil Sands	2,500,000	0	100%

(1)	The address for all officers, directors and beneficial owners is c/o Quanta, Inc., 3606 W Magnolia Blvd, Burbank, CA 91505.

(2)	This column reflects securities that a person has the right to acquire within 60 days.

(3)	Based on number of issued and outstanding shares of common and Series A preferred stock outstanding as of set forth above.

(4)	Prior to entering into the Share Cancellation Agreement and Control Block Transfer Agreement on November 16, 2020, Eric Rice, our former Chairman and Chief Executive Officer, owned 18,030,032 shares (31.7% of our common stock) and 2,500,000 shares (100%) of our Series A preferred stock. Mr. Rice now owns 1,000,000 shares of our Common Stock.

Changes in Control

There are no arrangements known to us the operation of which may at a later date result in a change in control of our company, other than the Acquisition of 51% of Medolife Rx described herein.

Following the Acquisition of 51% of Medolife Rx

The following table sets forth the anticipated beneficial ownership of our common stock at the Effective Time by (i) each person anticipated by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all officers and directors as a group. Unless otherwise indicated in the table, the persons and entities named in the table are expected to have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name.

Class of Stock	Name and Address of beneficial owner (1)	Amount and Nature of Beneficial Ownership	Amount and Nature of beneficial ownership acquirable(2)	Percentage of Class Owned (3)%
Common Stock	Phil Sands	0	0	0%
Common Stock	All directors and executive officers as a group (4)	0	0	0%
Series A Preferred Stock	Phil Sands	2,500,000	0	100%
Series B Preferred Stock	Medolife Rx Designees (5)	9,000	0	100%
Series C Preferred Stock	Medolife Rx Designees(5)	1,000	0	100%

(1)	The address for all officers, directors and beneficial owners is c/o Quanta, Inc., 3606 W Magnolia Blvd, Burbank, CA 91505.

(2)	This column reflects securities that a person has the right to acquire within 60 days.

(3)	Based on number of issued and outstanding shares of common and Series A preferred stock outstanding as of set forth above.

(4)%	Phil Sands was the sole officer and director prior to the appointment of Dr. Mikaelian to our Board of Directors on December 21, 2020.

(5)	Medolife Rx Designees to be named upon the Closing, which shall be set forth in a subsequent Current Report on Form 8-K detailing the holders of such newly created Series B and Series C Convertible Preferred Stock, and their respective percentages of beneficial ownership thereof.

Legal Proceedings

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceedings to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holders of more than 5% of any class of our securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Quanta, Inc., 3606 W. Magnolia Blvd. Burbank, CA 91505.